

April 30, 2018

SEC
Electronic Data Gathering, Analysis and Retrieval

To Whom It May Concern,

When I try to submit my Form C, the EDGAR site is instructing me to upload an EX-99. I have searched the internet to find out what this is, but cannot find an answer. What is Ex-99? What exhibit do I need to attach?

I have talked to numerous people at the SEC, and been re-directed numerous times to phone numbers where I have left numerous voice mails seeking the answer to the question, but have not received a call back yet. I am happy to furnish whatever Exhibits are required, but need more information.

Thank you



Andrew Austin
Co-Founder & Treasurer
Sidekick Technologies, Inc.
617-309-6662
dru@sidekickhome.com